Intuit Inc. 2700 Coast Ave. Mountain View, CA 94043
January 20, 2011
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

cc:	Melissa Kindelan — Staff Accountant

Re:	Intuit Inc. Form 10-K for the Fiscal Year Ended July 31, 2010 Filed September 16, 2010 SEC File No. 000-21180
Dear Ms. Collins:
          We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”), received by letter dated January 10, 2011 relating to the above referenced filing of Intuit Inc.
          We appreciate your review and comments to assist us in our compliance with the applicable disclosure requirements and we are committed to providing you with the information you have requested on a timely basis.
          Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.
Form 10-K for the Fiscal Year Ended July 31, 2010
General
Comment:
1.	We are in receipt of your confidential treatment request, CF Control #26093. Comments with respect to the application will be provided promptly in a separate letter.
Response:
We thank the Staff for providing us notice of the forthcoming comments.

Item 1. Business
Intellectual Property, page 15
Comment:
2.	We note that your success depends on your proprietary technology, including patents. Please tell us whether you are materially dependent on one or more of the patents. If so, you should discuss the importance and the duration of your current patents. See Item 101(c)(1)(iv) of Regulation S-K.
Response:
Although our success depends on our proprietary technology, including our patents, we are not materially dependent on any of our current patents.
Item 1A. Risk Factors
“We rely on third party intellectual property in our products and services,” page 22
Comment:
3.	We note your statement that if you are unable to obtain the licensing rights necessary to use certain intellectual property in your products and services you may not be able to sell certain offerings, which may harm your future financial results. Please tell us whether you are substantially dependent upon any of your license agreements such that the agreements should be filed in answer to Item 601(b)(10)(ii)(B) or Regulation S-K.
Response:
We are not substantially dependent upon any of our license agreements such that the agreements should be filed in answer to Item 601(b)(10)(ii)(B) of Regulation S-K.
Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Recent Sales of Unregistered Securities, page 28
Comment:
4.	We note that you issued unregistered securities to a stockholder of Mint on or around November 2, 2009 in reliance upon Regulation D. However, we were unable to locate an electronically filed Form D for this transaction. Please note that pursuant to Release No. 33-8891, electronic filings of Form D are required for all transactions after March 16, 2009. Please tell us whether you filed a Form D for this transaction or, if not, when you intend to file it.
Response:
We electronically filed the Form D for this transaction on January 19, 2011.

Notes to Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies
Revenue Recognition, page 67
Comment:
5.	We note from your response letter dated November 15, 2007 (comment 4), that in fiscal 2005 the TurboTax desktop offering included one free electronic filing and additional electronic filings had to be purchased separately, which allowed the company to establish VSOE of fair value for the free electronic filing that was bundled with your desktop product sales. You also indicated that in fiscal 2006 and 2007, you sold your desktop software as a standalone product that did not include bundled electronic filing services. However, your current disclosures (page 45) indicate that in fiscal 2008 you began including federal electronic filing services with the TurboTax desktop software. We further note from your website that TurboTax desktop allows one to e-file up to five federal returns for free. (A)* In an effort to understand how the 2008 change affected your accounting for these transactions, please tell us specifically what services are included with your TurboTax desktop offerings and how that differs from previous offerings. (B)* In addition, describe further the impact these changes have had on your ability to establish VSOE for all of the elements in these bundled arrangements and explain any resulting change in accounting for these transactions. (C)* Also, please update us as to your current methodology for establishing VSOE of fair value for the electronic filing services included in your bundled arrangements and specifically tell us when, if ever, you sell the electronic filing services separately.
[*Please note that we have added letters to the Comment to correspond to our response.]
Response:
We would like to clarify for the Staff the reference on page 45 of our fiscal 2010 Form 10-K, which states “We included federal electronic filing services with our TurboTax desktop software for the first time in the 2008 tax year. Net of related price increases, we estimate that this decision resulted in a reduction of about $25 million in Consumer Tax revenue for fiscal 2009.” We made this change for our tax year 2008 offerings (which ended on December 31, 2008), with the revenue impact occurring in our fiscal year 2009 (which ended on July 31, 2009).
Our response below specifically addresses the questions raised in Comment #5 above as we marked them: (A), (B) and (C).

(A)	TurboTax Desktop Offerings

Our Turbo Tax desktop offerings for tax years 2008 and 2009 (revenue for fiscal years 2009 and 2010) included the following:
–	Offering 1 — Federal Tax Bundle — TurboTax federal software bundled with five free efiles

–	Offering 2 — Federal and State Tax Bundle — TurboTax federal software bundled with five free efiles plus TurboTax state return software (state tax efiles are not included in this bundle, but are sold separately)

–	Offerings sold separately — state tax efiles, additional state tax returns (for those people who need to file in more than one state)
Our Turbo Tax desktop offerings for tax years 2005, 2006 and 2007 (revenue for fiscal years 2006, 2007 and 2008) included the following:
–	Offering 1 — Federal Tax return software, with one free state tax return included

–	Offering 2 — Federal tax return software

–	Offerings sold separately — additional state tax returns, all federal tax efiles, and state tax efiles
(B)	Accounting for our current offerings and establishing VSOE for our bundled offering

Tax Years 2008 and 2009 (revenue for fiscal years 2009 and 2010)

Offering 1 — Because we no longer sell standalone federal desktop software or federal electronic filing services, we are unable to establish VSOE of fair value for those elements. Consequently, we recognize revenue for federal tax bundles as the services are delivered and all other revenue criteria have been met.

Tax Years 2008 and 2009 (revenue for fiscal years 2009 and 2010)

Offering 2 — We establish VSOE of fair value of each federal tax bundle through standalone sales. Since we sell state tax preparation software separately, we are able to establish VSOE of fair value through the standalone sales of these products. When we offer a federal tax bundle with state tax preparation software, we allocate revenue on a pro-rata basis based on VSOE of fair value for each of the two elements and recognize the amount attributable to state tax preparation software upon delivery and the amount attributable to the federal tax bundle as the services are delivered and all other revenue criteria have been met.

(C)	Establishing VSOE for electronic filing services

Previously, in tax years 2005, 2006 and 2007 (revenue for fiscal years 2006, 2007 and 2008), we separately sold standalone federal and state tax preparation software as well as federal and state electronic filing services (per return filed), recognizing each component as delivered, when all other revenue criteria were met.

For tax years 2008 and 2009 (revenue for fiscal years 2009 and 2010) we sold the electronic filing service for a state return separately and were able to establish VSOE through the standalone sales of this service. We did not sell electronic filing services for federal returns separately and consequently we were unable to establish VSOE of fair value for that service. Accordingly, we accounted for bundles that included this service as described in item B.
* * * * * * * *
          Pursuant to the Staff’s request, the company acknowledges that:
•	The company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please contact Jeff Hank, our Vice President / Corporate Controller at (650) 944-3891 or Kerry McLean, our Deputy General Counsel, at (650) 944-5918. The mailing address of Intuit is 2700 Coast Avenue, Mountain View, CA 94043.

Very truly yours, Intuit Inc.
/s/ Jeffrey P. Hank
Jeffrey P. Hank
Vice President, Corporate Controller

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